HUNTER TAUBMAN WEISS LLP
    New York ■ Washington, DC ■ Miami

May 2, 2012

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Era Anagnosti

Re:	Keyuan Petrochemicals, Inc.
Post Effective Amendment No.1 to Registration Statement on Form S-1
Filed February 21, 2012
File No. 333-170324

Dear Ms. Anagnosti,
This letter is provided in response to your letter dated March 8, 2012 regarding the above-referenced filings of our client, Keyuan Petrochemicals, Inc. (the “Company”).  The Company’s responses are set forth below to the items noted by the staff in your letter.  Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company and not our law firm.

General

1.
We note that the filing also serves as a post effective amendment to the Form S-1, File No. 333-167029, declared effective on October 19, 2010. It appears that with respect to both filings, the prospectus included in this post-effective amendment No. 1 has been in use for more than nine months, and that the last set of audited financial statements contained therein (which are as of and for the fiscal year ended December 31, 2009), are more than 16 months old. We also note that with respect to both filings, you have not previously sought to update your audited financial statements pursuant to Section 10(a)(3) of the Securities Act.  Section 5(b) of the Securities Act requires that a prospectus meeting the requirements of Section 10(a) either accompany or precede the confirmation of the sale of a security. Please supplementally advise us to whether you have made any offers or sales using the prospectus during the period in which your financial statement s were not current.

Response: Pursuant to your comment, we are hereby confirming the followings:

“During the period from April 2011 to October 2011, that we were delinquent in our SEC filings due to our failure to file the Form 10-K for the year ended December 31, 2010, the  Form 10-Q for the quarter ended March 31, 2011, and its Form 10-Q for the quarter ended June 30, 2011, we had not made any offers or sales using the previously declared effective Registration Statements on Form S-1 (File No’s. 3333-167029 and 333-170324).”

HUNTER TAUBMAN WEISS LLP
    New York ■ Washington, DC ■ Miami

2.	Please update your registration statement in accordance with Rule 8-08 of Regulation S-X or tell us why you would not be required to do so.

Response: Pursuant to your comment, we are filing simultaneously with this response letter, the Post Effective Amendment No. 2 to registration statement on Form S-1 to conform the disclosure contained herein to our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed on April 13, 2012.

We understand that you may have additional comments and thank you for your attention to this matter.

Very truly yours,
LESER HUNTER TAUBMAN & TAUBMAN

/s/ Louis Taubman____________
By: Louis Taubman,
Attorney at Law

Cc: Chunfeng Tao